Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzen City, 518109
People's Republic of China

March 23, 2007

By EDGAR Transmission

Mr. Ronald E. Alper
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Winner Medical Group Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed January 25, 2007
File No. 333-130473

On behalf of Winner Medical Group Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 28, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Please be advised that we are in the process of obtaining a new opinion of counsel with respect to the legality of the securities being registered pursuant to the Registration Statement. We intend to file such opinion as an exhibit with a pre-effective amendment to the Registration Statement as soon as such opinion has been rendered. At such time, the Registration Statement will be amended to identify the counsel that is rendering such opinion. We will provide the Staff with sufficient time to review the opinion of counsel and associated disclosure prior to requesting acceleration of effectiveness of the Registration Statement.

General

1.
Please ensure that you have provided the disclosures required by Items 402 and 404 of Regulation S-K. In responding to the foregoing, please note the compliance date associated with Release No. 33-8732 and the Staff's Question and Answer Guidance, available at http://www.sec.gov/divisions/comfin/faqs/execcompqa.pdf

Company’s Response:

We note the Staff’s comment. According to Final Rule Release No. 33-8732A (August 29, 2006), companies other than registered investment companies must comply with the amended disclosure requirements in Securities Act registration statements (including pre-effective and post-effective amendments) filed on or after December 15, 2006 that are required to include Item 402 and 404 disclosure for fiscal years ending on or after December 15, 2006. Please note that the Company has a fiscal year end of September 30. We therefore respectfully submit that the Company is not subject to the amended regulations of Item 402 and 404 of Regulation S-K in the instant filing.

Prospectus Summary, page 1

The Company, page 1
Our Business, page 2

2.
We note the additional disclosure that, “We are certified ISO9001, ISO2000, ISO13485 and CE by TUV PS in Germany for quality control system.” Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

Company’s Response:

We have complied with the Staff’s comment by deleting the above referenced technical terms from our disclosure.

Risk Factors, page 5

3.	Please explain the basis for deleting what was the third risk factor on page 9, “Public health problems....”

Company’s Response:

We note the Staff’s comment, but the Company has determined that SARS no longer poses a material threat to its current or future operations. The Company believes that there is little risk of quarantines or closures due to an outbreak of SARS, or of the sickness or death of any of its key officers and/or employees as a result of such an outbreak. In addition, the Company respectfully submits that it does not anticipate any future outbreak of SARS causing a general slowdown in the Chinese economy. The Company therefore believes that it is appropriate to have deleted what it believes is an immaterial risk.

Special Note Regarding Forward-Looking Statements, page 11

4.
We note your statement that “[w]e undertake no obligation to... update or revise” the forward-looking statements. If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law. Please revise your disclosure accordingly.

Company’s Response:

We have complied with the Staff’s comment by deleting from page 11 the statement that “[w]e undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.”

Selected Consolidated Financial Data, page 13

5.
Based on your disclosure on page F-4, we note that dividends of $1.87 million were declared during the year ended September 30, 2005. Please revise your disclosure to include the cash dividends declared per common share, as required by Instruction 2 to Item 301 of Regulation S-K.

Company’s Response:

We have complied with the Staff’s comment by amending our disclosure on page 13 to state that for the fiscal year ended September 30, 2005, cash dividends declared per common share were $ 0.05.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Our Company History, page 14

6.
Please explain the basis for removing the paragraph that begins with “In July 2005, Winner Group ....” This disclosure would appear to be important information to an investor in understanding the history of the company. Please advise.

Company’s Response:

We have complied with the Staff’s comment by re-inserting the requested disclosure into the Registration Statement on page 14.

Our Business Operations, page 14

7.	Please define “OEM” on page 15 or where it is first used in the document.

Company’s Response:

We have complied with the Staff’s comment by defining OEM on page 14, the first time the term is used, as an “original equipment manufacturer.”

Results of Operations, page 17

Comparison for the Year Ended September 30. 2006 and 2005, page 17

8.
Please revise your disclosure on page 17 to describe the nature of the transactions which resulted in “other revenue.” Please tell us whether these transactions are the same as those reflected in the income statement caption “other operating income, net.” If so, please reconcile the apparent discrepancy between the reported descriptions and dollar amounts,

Company’s Response:

We have complied with the Staff’s comment by revising the disclosure on page 19 to indicate that the transactions reflected in “other revenue” are the same as those reflected in “other operating income, net” in the income statement. Please note that we have also revised the figures in the row previously labeled “other revenue” for September 30, 2006, to be consistent with the disclosure in the income statement.

9.	Please revise to provide the selected quarterly financial data required by Item 302 of Regulation S-K. We note that your common stock appears to be registered under Section 12(g) of the Exchange Act.

Company’s Response:

We have complied with the Staff’s comment by including the selected quarterly financial data required by Item 302 of Regulation S-K with respect to the three months ended December 31, 2006 and 2005 on pages 16-19 of the Registration Statement.

Cost of Goods Sold, page 17

10.	Please explain whether the revised disclosure that “the increase in the markup of the cost of labor and energy” means an increase in the cost of those items, or something different.

Company’s Response:

In accordance with the Staff’s comment, we have revised the disclosure on page 20 to state that “[t]he increase was mainly attributable to the increase of the cost of labor and energy.”

Administrative Costs, page 18,

11.	Please define “SAP ERP.”

Company’s Response:

We have complied with the Staff’s comment by defining the SAP ERP system on page 16 under the heading entitled “Sales Revenue” for the three months ended December 31, 2006.

Transportation Costs, page 19

12.	Please explain the reason for the decrease in domestic transportation costs.

Company’s Response:

We have complied with the Staff’s comment by including the requested disclosure regarding the factors that attributed to the decrease in domestic transportation costs on page 21.

Accounts Receivable Collection Period, page 20

13.	Please define the terms “T/T” and “D/A.”

Company’s Response:

We have complied with the Staff’s comment by defining the acronyms on page 23.

Liquidity and Capital Resources, page 23

Financing Activities, page 24

14.
Please add the names of the banks to the table on page 25. Please explain whether the statement “We believe we currently maintain a good business relationship with many banks” refers to the banks in this table.

Company’s Response:

We have complied with the Staff’s comment by: (a) including the names of the banks in the table on page 28 regarding Bank loans as of September 30, 2006, and (b) clarifying the statement on page 27 to state that “[w]e believe that we currently maintain a good business relationship with each of the banks with whom we have loans, as identified in the table below.”

Contractual Obligations, page 25

15.
We note that your disclosure does not appear to include all of the information required by Item 303(a)(5) of Regulation S-K. Specifically, we note that your financial statements include disclosures regarding debt obligations and purchase commitments. Please note that the disclosures required under Item 303 of Regulation S-K regarding purchase commitments may be more extensive than the disclosures required in the financial statements. Please revise your disclosures accordingly.

Company’s Response:

We have complied with the Staff’s comment by revising the disclosure under Contractual Obligations on page 29 to comply with Item 303(a)(5) of Regulation S-K.

General

16.	Please include the disclosure required by Item 305 of Regulation S-K or advise us why such revision is not necessary.

Company’s Response:

We have provided the disclosure required by Item 305 of Regulation S-K as requested. This disclosure is located on pages 30-31 under the sections “Interest Rate Risk,” “Foreign Exchange Risk” and “Inflation.”

Business, page 27

17.
We note your additional disclosure on page 31 that, “Our new self-adhesive bandages and elastic bandages are technology-driven products that provide us with a significant competitive advantage due to its unique weaving pattern and glue technology.” It appears that the disclosure promotes the company or its services without providing any factual support or basis for the statement. Please revise accordingly. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for the opinions. All claims of a speculative nature not fully supported in the document should be deleted.

Company’s Response:

We have complied with the Staff’s comment by revising the above disclosure on page 36 to state that “[o]ur new self-adhesive (cohesive) bandages utilize Winner Medical's proprietary weaving technology and glue technique, which make them ideal for emergency settings. The material can be torn without scissors without producing raw and shredded edges which can attract infectious microorganisms. The unique glue technique (formulation and diversified coating methods) provides us with the ability to produce non-allergenic Latex-free bandages.”

Raw materials, page 35

18.	Please explain why you deleted the major suppliers table and consider restoring it.

Company’s Response:

Please note that disclosure identifying a company’s major suppliers is not required unless a supplier accounts for greater than 25% of the total number of purchases made by a company. Please be advised, as evidenced by the prior table, that none of the Company’s suppliers accounted for more than 25% of the Company’s purchases. The Company therefore respectfully submits that such disclosure is not required. In addition, please understand that the Company has considered the Staff’s request, but has determined that voluntary disclosure of such information poses too great a business risk to the Company because it provides important information to the Company’s competitors.

Our Major Customers, page 36

19.	Please explain why you deleted the top 10 clients table and consider restoring it.

Company’s Response:

Please note that disclosure identifying a company’s top ten clients is not required by Item 101(c)(vii) the Commission’s regulations, except to the extent that a customer accounts for 10% or greater of the company’s consolidated revenues. Please be advised that all of the clients deleted from the table accounted for less than 10% of the Company’s consolidated revenue (information as it applies to Sakai Shoten Co., Ltd., its sole customer who meets the requirements of Item 101(c)(vii), was not deleted). The Company therefore respectfully submits that such deleted disclosure is not required. Please also note that the Company has considered the Staff’s request, but has determined that disclosure of such information poses a business risk to the Company because it provides important information to the Company’s competitors.

Management, page 41

20.	Please ensure that the company has included the disclosure required by Item 407 of Regulation S-K.

Company’s Response:

We note the Staff’s comment. According to Final Rule Release No. 33-8732A (August 29, 2006), companies other than registered investment companies must comply with the amended disclosure requirements in Securities Act registration statements (including pre-effective and post-effective amendments) filed on or after December 15, 2006 that are required to include Item 402 and 404 disclosure for fiscal years ending on or after December 15, 2006. Item 11(n) of Form S-1, as amended effective November 7, 2006, states that the compliance date for disclosure pursuant to Item 407 of Regulation S-K is the same as that for Item 402 of Regulation S-K. Please be advised that the Company has a fiscal year end of September 30. The Company therefore respectfully submits that it is not subject to the amended regulations of Item 402 Regulation S-K in the instant filing, and thus is also not subject to the amended requirements of Item 407 of Regulation S-K.

Consolidated Statements of Income and Comprehensive Income, page F-3

21.
Please quantify and explain to us the difference, if any, between “share of undistributed earnings in an equity investee” and “equity in earnings of 50 percent or less owned persons” and tell us why you have disclosed the former, instead of the latter, in your statement of operations. Refer to paragraph 19c of APB 18 and Rule 5-03(b)(13) of Regulation S-X.

Company’s Response:

We respectfully submit to the Staff that we believe there is no difference in substance between “share of undistributed earnings in an equity investee” and “equity in earnings of 50 percent or less owned persons”. The Company has changed the title of the line item in the income statement to “Equity in earnings of 50 percent or less owned persons” and has revised the amended financial statements on pages F-2 and F-3 in accordance with the Staff’s suggestion.

Note 1 — Organization and Basis of Preparation of Financial Statements, page F-6

22.
Please revise your disclosure in the final sentence of the third to last paragraph on page F-6 to clarify your accounting treatment for the shares sold to employees under the “buy 1 get 1 free” program. Disclose the amount of compensation expense recorded relating to this program and tell us how the amount was calculated.

Company’s Response:

We have complied with the Staff’s comment by revising the disclosure on page F-6 to state that “(o)n April 18, 2006, the Company adopted a 2006 Equity Incentive Plan and reserved 5,000,000 shares of common stock for issuance pursuant to such plan. On April 19, 2006, the 2006 Equity Incentive Plan was filed as an exhibit to the Registration Statement on Form S-8. On April 21, 2006, the Company issued a total of 20,400 shares of common stock, to 223 employees at a contracted price of US$8.70 per share in accordance with the 2006 Equity Incentive Plan, for gross proceeds of US$177,480. Pursuant to the 2006 Equity Incentive Plan, the Company additionally issued 20,400 bonus shares of common stock to these 223 employees in respect of the earlier 20,400 common shares issued. The total value of 40,800 shares of common stock at the market price of US$7.75 per share on April 21, 2006 was US$316,200. Accordingly, the Company recorded the difference of US$138,720 between the market value of shares and gross proceeds as share based payment compensation expense for the 20,400 bonus shares issued to employees.”

Note 2 — Summary of Significant Accounting Policies (Revenue recognition), page F-7

23.
Please revise your disclosure to clarify how each of the four primary criteria outlined in Staff Accounting Bulletin No. 104 are met. We note that the disclosures are boiler plate in nature and provide no insight into obtaining evidence of an arrangement, how you determine that sales prices are fixed or determinable, and how you evaluate whether collectibility is reasonably assured.

Company’s Response:

We have complied with the Staff’s comment by revising this disclosure on page F-7 to state that “(t)he Company derives its revenue primarily from the sales of medical dressings and disposables. Sales of goods are recognized when goods are shipped (FOB shipping point), title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and collectibility is reasonably assured. Customers do not have a general right of return on products shipped. Products returns to the Company were insignificant during past years.”

General

24.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12 of Regulation S-X.

Company’s Response:

We have complied with the Staff’s comment by filing as Exhibit 23.1 to the Registration Statement a currently dated consent.

1934 Act Periodic Reports

25.
In the Form 10-KSB for the year ended September 30, 2006 and the Form 10-QSB for the period ended December 31, 2006, we note your statement that “management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level, Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed. Please confirm that this disclosure will be appropriately revised in future filings.

Company’s Response:

The Company hereby confirms to the Staff that the disclosure under “Controls and Procedures” will be revised to conform with the Staff's comment in all future filings on Form 10-K or Form 10-Q made by the Company.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755 2813 8888 or Simon Luk or Alex Shukhman of Heller Ehrman LLP, our outside securities counsel at (852) 2292-2222 or (213) 689-0200 respectively.

Sincerely,

Winner Medical Group Inc.

By: /s/ Jianquan Li
       Jianquan Li
               Chief Executive Officer